UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 17, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 17, 2018, regarding the Share Buy-back Transactions.

Istanbul, August 17, 2018

Announcement Regarding the Share Buy-back Transactions

Within the scope of our Board of Directors’ share buy-back decisions on July 27, 2016 and January 30, 2017, our company purchased a total of 1,458,400 shares at a price range of TRY 10.01 – 10.44 totaling TRY 14,999,577 on August 16, 2018. With this transaction, our ratio of shares in company capital have reached 0.534%.

The details of the transaction are listed below.

Transaction Date	Type of Transaction	Nominal Value of Shares Subject to Transaction (TRY)	Transaction Price (TRY / Unit)	Transaction Value (TRY)	Nominal Value of Shares Owned Before Transaction (TRY)	Ratio of Shares Owned in Company Capital Before Transaction (TRY)	Nominal Value of Shares Owned After Transaction (TRY)	Ratio of Shares Owned in Company Capital After Transaction (TRY)
16.08.2018	Buy	10,000	10.01	100,100	10,299,042	0.468%	10,309,042	0.469%
16.08.2018	Buy	2,032	10.02	20,361	10,309,042	0.469%	10,311,074	0.469%
16.08.2018	Buy	6,527	10.03	65,466	10,311,074	0.469%	10,317,601	0.469%
16.08.2018	Buy	5,000	10.04	50,200	10,317,601	0.469%	10,322,601	0.469%
16.08.2018	Buy	20,000	10.05	201,000	10,322,601	0.469%	10,342,601	0.470%
16.08.2018	Buy	10,000	10.06	100,600	10,342,601	0.470%	10,352,601	0.471%
16.08.2018	Buy	14,516	10.07	146,176	10,352,601	0.471%	10,367,117	0.471%
16.08.2018	Buy	10,000	10.08	100,800	10,367,117	0.471%	10,377,117	0.472%
16.08.2018	Buy	17,000	10.09	171,530	10,377,117	0.472%	10,394,117	0.472%
16.08.2018	Buy	56,673	10.10	572,397	10,394,117	0.472%	10,450,790	0.475%
16.08.2018	Buy	41,000	10.11	414,510	10,450,790	0.475%	10,491,790	0.477%
16.08.2018	Buy	20,000	10.12	202,400	10,491,790	0.477%	10,511,790	0.478%
16.08.2018	Buy	55,441	10.13	561,617	10,511,790	0.478%	10,567,231	0.480%
16.08.2018	Buy	69,000	10.14	699,660	10,567,231	0.480%	10,636,231	0.483%
16.08.2018	Buy	144,811	10.15	1,469,832	10,636,231	0.483%	10,781,042	0.490%
16.08.2018	Buy	12,000	10.16	121,920	10,781,042	0.490%	10,793,042	0.491%
16.08.2018	Buy	5,000	10.27	51,350	10,793,042	0.491%	10,798,042	0.491%
16.08.2018	Buy	6,487	10.28	66,686	10,798,042	0.491%	10,804,529	0.491%
16.08.2018	Buy	5,684	10.29	58,488	10,804,529	0.491%	10,810,213	0.491%
16.08.2018	Buy	73,532	10.30	757,380	10,810,213	0.491%	10,883,745	0.495%
16.08.2018	Buy	67,250	10.31	693,348	10,883,745	0.495%	10,950,995	0.498%
16.08.2018	Buy	35,558	10.32	366,959	10,950,995	0.498%	10,986,553	0.499%
16.08.2018	Buy	14,442	10.33	149,186	10,986,553	0.499%	11,000,995	0.500%
16.08.2018	Buy	31,976	10.34	330,632	11,000,995	0.500%	11,032,971	0.501%
16.08.2018	Buy	13,522	10.35	139,953	11,032,971	0.501%	11,046,493	0.502%
16.08.2018	Buy	71,695	10.36	742,760	11,046,493	0.502%	11,118,188	0.505%
16.08.2018	Buy	102,305	10.37	1,060,903	11,118,188	0.505%	11,220,493	0.510%
16.08.2018	Buy	121,827	10.38	1,264,564	11,220,493	0.510%	11,342,320	0.516%
16.08.2018	Buy	144,800	10.39	1,504,472	11,342,320	0.516%	11,487,120	0.522%
16.08.2018	Buy	120,708	10.40	1,255,363	11,487,120	0.522%	11,607,828	0.528%
16.08.2018	Buy	70,164	10.41	730,407	11,607,828	0.528%	11,677,992	0.531%
16.08.2018	Buy	30,000	10.42	312,600	11,677,992	0.531%	11,707,992	0.532%
16.08.2018	Buy	30,000	10.43	312,900	11,707,992	0.532%	11,737,992	0.534%
16.08.2018	Buy	19,450	10.44	203,058	11,737,992	0.534%	11,757,442	0.534%

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 17, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 17, 2018	By:	/s/ Kamil Kalyon
	Name:	Kamil Kalyon
	Title:	Turkcell Group Reporting & Tax Management Director